Exhibit 99.1

iHuman Inc. Announces Fourth Quarter and Fiscal Year 2020 Unaudited Financial Results

BEIJING, China, March 25, 2021 —iHuman Inc. (NYSE: IH) (“iHuman” or the “Company”), a leading childhood edutainment company in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2020.

Fourth Quarter 2020 Highlights

•                      Total revenues were RMB189.5 million (US$29.0 million), a year-over-year increase of 206.4%.

•                      Revenues from learning services were RMB157.3 million (US$24.1 million), a year-over-year increase of 329.6%.

•                      Gross profit was RMB132.5 million (US$20.3 million), a year-over-year increase of 243.3%.

•                      Operating loss was RMB63.8 million (US$9.8 million), compared with an operating loss of RMB7.9 million in the fourth quarter of 2019.

•                      Adjusted operating income1 was RMB16.1 million (US$2.5 million), compared with an adjusted operating loss of RMB7.9 million in the fourth quarter of 2019.

•                      Net loss was RMB53.8 million (US$8.2 million), compared with a net loss of RMB6.4 million in the fourth quarter of 2019.

•                      Adjusted net income1 was RMB26.1 million (US$4.0 million), compared with an adjusted net loss of RMB6.4 million in the fourth quarter of 2019.

•                      Deferred revenue and customer advances were RMB268.6 million (US$41.2 million) as of December 31, 2020, an increase of 274.0% year-over-year from RMB71.8 million as of December 31, 2019.

•                      Average total MAUs2 for the fourth quarter were 12.77 million, a year-over-year increase of 187.3%.

•                      Number of paying users3 for the fourth quarter was 1.41 million, a year-over-year increase of 133.0%.

Fiscal Year 2020 Highlights

•                      Total revenues were RMB531.9 million (US$81.5 million), a year-over-year increase of 143.3%.

•                      Revenues from learning services were RMB430.5 million (US$66.0 million), a year-over-year increase of 300.8%.

•                      Gross profit was RMB365.4 million (US$56.0 million), a year-over-year increase of 171.7%.

•                      Operating loss was RMB44.5 million (US$6.8 million), compared with an operating loss of RMB278.8 million in fiscal year 2019.

•                      Adjusted operating income was RMB35.4 million (US$5.4 million), compared with an adjusted operating loss of RMB8.3 million in fiscal year 2019.

•                      Net loss was RMB37.5 million (US$5.7 million), compared with a net loss of RMB275.6 million in fiscal year 2019.

•                      Adjusted net income was RMB42.4 million (US$6.5 million), compared with an adjusted net loss of RMB5.1 million in fiscal year 2019.

1  “Adjusted operating income (loss)” and “adjusted net income (loss)” exclude share-based compensation expenses. Please see “Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and non-GAAP Results” at the end of this press release.

2  “Average total MAUs” refers to the monthly average of the sum of the MAUs of each of the Company’s learning apps during a specific period, which is counted based on the number of unique mobile devices through which such app is accessed at least once in a given month, and duplicate access to different learning apps is not eliminated from the total MAUs calculation.

3  “Paying users” refers to users who paid subscription fees for the premium content on any of the Company’s learning apps during a specific period; a user who makes payments across different learning apps using the same registered account is counted as one paying user, and a user who makes payments for the same learning app multiple times in the same period is counted as one paying user.

•                      Average total MAUs for the fiscal year 2020 were 10.61 million, a year-over-year increase of 186.7%.

•                      Number of paying users for the fiscal year 2020 was 3.73 million, a year-over-year increase of 182.8%.

Dr. Peng Dai, Director and Chief Executive Officer of iHuman, commented, “We are pleased that we closed out 2020 on a high note. In our learning services business, we saw a fourfold jump in revenue and almost a tripling in average total MAU on a year-over-year basis. The solid growth was driven by our unwavering commitment to educational content and technology investments, which are the two cornerstones of our ongoing success. We continue to leverage our sophisticated pedagogy and technological capabilities to deliver premium educational content and truly interactive and immersive learning experiences that help kids learn effectively while having fun. Throughout the year, we continued to enrich our existing self-directed learning apps with a significant amount of new interactive educational content. We also launched two new products, iHuman English World and iHuman Chinese International, which further expand our product portfolio. As 2021 unfolds, we will continue to invest in improving product quality and the user experience, and build out our already strong pipeline both online and offline, adding more interactive courses to our comprehensive product portfolio. As one of our highly anticipated new products, we are delighted to officially announce our strategic partnership with Oxford University Press, the largest university publisher in the world, to co-develop and co-promote a comprehensive new English levelled reading app called iHuman Readers, which will combine world-class content with our advanced edutainment technology.”

Ms. Vivien Weiwei Wang, Director and Chief Financial Officer of iHuman, added, “We are happy to deliver another record high quarter of robust growth. We further strengthened our leading position in the online childhood edutainment sector as Millennial and Gen-Z parents increasingly look for technology-enabled educational tools to help improve learning results for their kids in the post-pandemic era. Total revenues came in ahead of our expectations, rising 206.4% year over year to RMB189.5 million. Revenues from learning services grew even faster, leaping 329.6% year-over-year to hit at a record high of RMB157.3 million. As we continued to build on our unrivalled reputation for superior educational product quality, the robust revenue growth was powered by our user base expansion with our average total MAU also hitting an all-time high of 12.77 million in fourth quarter. In addition, our deferred revenue and customer advances as of December 31, 2020 increased 274.0% compared with last year, and continued to provide strong visibility for our future performance. Moving forward, we’ll continue to innovate and launch new education products and services to further drive user engagement, and extend demographic and geographic coverage to broader user groups.”

Fourth Quarter 2020 Unaudited Financial Results

Revenues

Total revenues were RMB189.5 million (US$29.0 million), an increase of 206.4% from RMB61.9 million in the fourth quarter of 2019.

Revenues from learning services were RMB157.3 million (US$24.1 million), an increase of 329.6% from RMB36.6 million in the fourth quarter of 2019, primarily driven by user expansion and enhanced user engagement. Average total MAUs were 12.77 million, an increase of 187.3% year-over-year from 4.44 million in the fourth quarter of 2019. The number of paying users was 1.41 million, a year-over-year increase of 133.0 % from 0.61 million in the fourth quarter of 2019.

Revenues from learning materials and devices were RMB32.2 million (US$4.9 million), an increase of 27.7% from RMB25.2 million in the fourth quarter of 2019.

Cost of Revenues

Cost of revenues were RMB57.0 million (US$8.7 million), an increase of 145.1% from RMB23.3 million in the fourth quarter of 2019. Excluding share-based compensation expenses of RMB1.9 million, cost of revenues were RMB55.1 million, an increase of 137.0% from the same period last year, primarily due to increases in channel costs. The growth in the Company’s cost of revenues was in line with the Company’s revenue expansion.

Gross Profit and Gross Margin

Gross profit was RMB132.5 million (US$20.3 million), an increase of 243.3% from RMB38.6 million in the fourth quarter of 2019. Gross margin was 69.9%, compared with 62.4% in the fourth quarter of 2019. The increase was mainly attributable to the strong growth of the Company’s learning services business, which has a higher gross margin.

Operating Expenses

Total operating expenses were RMB196.4 million (US$30.1 million), an increase of 322.5% from RMB46.5 million in the fourth quarter of 2019. The increase was mainly due to share-based compensation expenses of RMB78.0 million that were recognized because certain IPO performance conditions of the awards were satisfied. No share-based compensation expenses were incurred in the fourth quarter of 2019. Excluding share-based compensation expenses, total operating expenses were RMB118.4 million, an increase of 154.7% from the same period last year.

Research and development expenses were RMB70.0 million (US$10.7 million), an increase of 128.4% from RMB30.6 million in the fourth quarter of 2019. Excluding share-based compensation expenses of RMB19.5 million, the research and development expenses were RMB50.5 million, an increase of 64.8% from the same period last year, primarily due to a rise in payroll-related expenses and outsourcing expenses as the Company continued to expand its research and development (“R&D”) capabilities and to enhance and develop its educational products and services.

Sales and marketing expenses were RMB44.6 million (US$6.8 million), an increase of 430.7% from RMB8.4 million in the fourth quarter of 2019. Excluding share-based compensation expenses of RMB2.9 million, sales and marketing expenses were RMB41.7 million, an increase of 396.7% from the same period last year, primarily due to an increase in advertising and promotion expenses as the Company strategically strengthened its brand recognition as a publicly listed company and marketing efforts to supplement organic user growth. Sales and marketing expenses were also higher because a certain channel partner offered an incentive plan with rebates which can be used to conduct marketing and promotion within the partner’s channel. The Company utilized a certain amount of the rebates to conduct marketing and promotion, which were recognized as sales and marketing expenses, leading to a lower ratio of cost of revenues and higher ratio of sales and marketing expenses as percentage of revenues for this channel.

General and administrative expenses were RMB81.8 million (US$12.5 million), an increase of 999.2% from RMB7.4 million in the fourth quarter of 2019. Excluding share-based compensation expenses of RMB55.6 million, general and administrative expenses were RMB26.1 million, an increase of 251.4% from same period last year, primarily due to an increase in payroll-related expenses and one-time IPO-related expenses.

Operating Income (Loss)

Operating loss was RMB63.8 million (US$9.8 million), compared with RMB7.9 million in the fourth quarter of 2019.

Adjusted operating income, excluding share-based compensation expenses of RMB79.9 million, was RMB16.1 million (US$2.5 million), compared with adjusted operating loss of RMB7.9 million in the fourth quarter of 2019.

Income Tax Benefits (Expenses)

Income tax benefits were RMB8.2 million (US$1.3 million), which was mainly due to a tax exemption benefit as one major operating entity of the Company was expected to qualify as “Software Enterprise” for fiscal year 2020. This compares with income tax expenses of RMB0.5 million in the fourth quarter of 2019.

Net Income (Loss)

Net loss was RMB53.8 million (US$8.2 million), compared with RMB6.4 million in the fourth quarter of 2019.

Adjusted net income was RMB26.1 million (US$4.0 million), compared with an adjusted net loss of RMB6.4 million in the fourth quarter of 2019.

Net loss attributable to ordinary shareholders was RMB54.1 million (US$8.3 million), compared with RMB7.2 million in the fourth quarter of 2019.

Adjusted net income attributable to ordinary shareholders was RMB25.8 million (US$4.0 million), compared with adjusted net loss attributable to ordinary shareholders of RMB7.2 million in the fourth quarter of 2019.

Basic and diluted net loss per ADS were RMB1.04 (US$0.16), compared with RMB0.17 in the fourth quarter of 2019. Each ADS represents five Class A ordinary shares of the Company.

Adjusted diluted net income per ADS was RMB0.48 (US$0.07), compared with adjusted diluted net loss per ADS of RMB0.17 in the fourth quarter of 2019.

Deferred Revenue and Customer Advances

Deferred revenue and customer advances were RMB268.6 million (US$41.2 million) as of December 31, 2020, an increase of 274.0% year-over-year from RMB71.8 million as of December 31, 2019, primarily driven by user expansion and enhanced user engagement.

Cash and Cash Equivalents

Cash and cash equivalents were RMB861.7 million (US$132.1 million) as of December 31, 2020, compared with RMB104.9 million as of December 31, 2019. The increase was primarily due to strong operating cash inflow together with IPO proceeds.

Fiscal Year 2020 Unaudited Financial Results

Revenues

Total revenues were RMB531.9 million (US$81.5 million), an increase of 143.3% from RMB218.7 million in fiscal year 2019.

Revenues from learning services were RMB430.5 million (US$66.0 million), an increase of 300.8% from RMB107.4 million in fiscal year 2019, primarily driven by user expansion and enhanced user engagement. Average total MAUs were 10.61 million, an increase of 186.7% year-over-year from 3.70 million in fiscal year 2019. The number of paying users was 3.73 million, a year-over-year increase of 182.8 % from 1.32 million in fiscal year 2019.

Revenues from learning materials and devices were RMB101.4 million (US$15.5 million), compared with RMB111.2 million in fiscal year 2019. There was only a slight decrease despite the impact of the Covid-19 pandemic.

Cost of Revenues

Cost of revenues was RMB166.5 million (US$25.5 million), an increase of 97.8% from RMB84.2 million in fiscal year 2019. Excluding share-based compensation expenses of RMB1.9 million, cost of revenues were RMB164.6 million, an increase of 95.5% from last year, primarily due to increases in channel costs. The growth in the Company’s cost of revenues was in line with the Company’s revenue expansion.

Gross Profit and Gross Margin

Gross profit was RMB365.4 million (US$56.0 million), an increase of 171.7% from RMB134.5 million in fiscal year 2019. Gross margin was 68.7%, compared with 61.5% in fiscal year 2019. The increase was mainly attributable to the strong growth of the Company’s learning services business, which has a higher gross margin.

Operating Expenses

Total operating expenses were RMB409.9 million (US$62.8 million), a decrease of 0.8% from RMB413.3 million in fiscal year 2019. Share-based compensation expenses of RMB78.0 million were recognized during the fiscal year of 2020, compared with RMB270.5 million in fiscal year 2019. Excluding share-based compensation expenses, total operating expenses were RMB331.9 million, an increase of 132.5% from last year.

Research and development expenses were RMB199.5 million (US$30.6 million), an increase of 17.3% from RMB170.2 million in fiscal year 2019. Excluding share-based compensation expenses of RMB19.5 million, research and development expenses were RMB180.0 million, an increase of 91.8% from last year, primarily due to a rise in payroll-related expenses as the Company continued to expand its R&D team and to enhance and develop its products and services.

Sales and marketing expenses were RMB95.7 million (US$14.7 million), an increase of 78.2% from RMB53.7 million in fiscal year 2019. Excluding share-based compensation expenses of RMB2.9 million, sales and marketing expenses were RMB92.9 million, an increase of 233.7% from last year, primarily due to an increase in advertising and promotion expenses as the Company strategically strengthened its brand recognition and marketing efforts to supplement organic user growth.

General and administrative expenses were RMB114.7 million (US$17.6 million), a decrease of 39.5% from RMB189.4 million in fiscal year 2019. Excluding share-based compensation expenses of RMB55.6 million, general and administrative expenses were RMB59.0 million, an increase of 180.0% from last year, primarily due to increasing payroll-related expenses and one-time IPO related expenses.

Operating Income (Loss)

Operating loss was RMB44.5 million (US$6.8 million), compared with RMB278.8 million in fiscal year 2019.

Adjusted operating income, excluding share-based compensation expenses of RMB79.9 million, was RMB35.4 million (US$5.4 million), compared with an adjusted operating loss of RMB8.3 million in fiscal year 2019.

Income Tax Expenses

Income tax expenses were RMB0.5 million (US$0.1 million), compared with RMB1.4 million in fiscal year 2019.

Net Income (Loss)

Net loss was RMB37.5 million (US$5.7 million), compared with RMB275.6 million in fiscal year 2019.

Adjusted net income was RMB42.4 million (US$6.5 million), compared with an adjusted net loss of RMB5.1 million in the fiscal year of 2019.

Net loss attributable to ordinary shareholders was RMB48.3 million (US$7.4 million), compared with RMB276.4 million in fiscal year 2019.

Adjusted net income attributable to ordinary shareholders was RMB31.6 million (US$4.8 million), compared with adjusted net loss attributable to ordinary shareholders of RMB5.9 million in fiscal year 2019.

Basic and diluted net loss per ADS were RMB1.07 (US$0.16), compared with RMB7.62 in fiscal year 2019.

Adjusted diluted net income per ADS was RMB0.66 (US$0.10), compared with adjusted diluted net loss per ADS of RMB0.16 in fiscal year 2019.

Business Outlook

For the first quarter of 2021, the Company expects total revenues to be between RMB220 million to RMB226 million, representing an increase of 182% to 190% year-over-year. This takes into consideration the expected growth from the strong and continued expansion of the Company’s learning services. These estimates represent management’s current and preliminary view, which is subject to change.

Conference Call Information

The Company will hold a conference call on Thursday, March 25 2021 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong time on the same day) to discuss the financial results for the fourth quarter ended December 31, 2020. Dial-in details for the earnings conference call are as follows:

International:	1-412-317-6061
US:	1-888-317-6003
Hong Kong:	800-963976
Mainland China:	4001-206115
Singapore:	800-120-5863
England:	08082389063
Passcode:	2635324

A telephone replay will be available two hours after the conclusion of the conference call through April 1, 2021. The dial-in details are:

International:	1-412-317-0088
US:	1-877-344-7529
Passcode:	10153190

Additionally, a live and archived webcast of this conference call will be available at https://ir.ihuman.com/.

Exchange Rate Information

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader.  The conversion of Renminbi (RMB) into US$ in this release is based on the noon buying rate in The City of New York for cable transfers in RMB per US$ as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2020, which was RMB6.525 to US$1.00.  The percentages stated in this press release are calculated based on the RMB amounts.

Non-GAAP Financial Measures

iHuman considers and uses non-GAAP financial measures, such as adjusted operating income (loss), adjusted net income (loss), adjusted net income (loss) attributable to ordinary shareholders and adjusted diluted net income (loss) per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). iHuman defines adjusted operating income (loss), adjusted net income (loss) adjusted net income (loss) attributable to ordinary shareholders and adjusted diluted net income (loss) per ADS excluding share-based compensation expenses. Adjusted operating income (loss), adjusted net income (loss) and adjusted net income (loss) attributable to ordinary shareholders and adjusted diluted net income (loss) per ADS enable iHuman’s management to assess its operating results without considering the impact of share-based compensation expenses, which are non-cash charges. iHuman believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools, which possibly does not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net income (loss) attributable to the Company’s ordinary shareholders. In addition, the non-GAAP financial measures iHuman uses may differ from the non-GAAP measures uses by other companies, including peer companies, and therefore their comparability may be limited. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about iHuman’s beliefs and expectations, are forward-looking statements. Among other things, the description of the management’s quotations and the business outlook in this announcement contain forward-looking statements. iHuman may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iHuman’s growth strategies; its future business development, financial condition and results of operations; its ability to continue to attract and retain users, convert non-paying users into paying users and increase the spending of paying users, the trends in, and size of, China’s edutainment market; its expectations regarding demand for, and market acceptance of, its products and services; its expectations regarding its relationships with business partners; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in iHuman’s filings with the SEC. All information provided in this press release is as of the date of this press release, and iHuman does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About iHuman Inc.

iHuman Inc. is a leading childhood edutainment company in China that is committed to transforming learning into a fun journey for every child. Benefiting from a legacy that combines a strong educational foundation and decades of experience in childhood education with cutting edge technology and an outstanding reputation for original entertainment content, iHuman provides children with unique, interactive, and entertaining learning experiences. The Company’s comprehensive suite of innovative and high-quality products and services caters to the educational needs of kids at school and at home, both online and offline, and covers diverse subjects, including Chinese learning, English, mathematics and critical thinking, literacy and reading, Chinese culture, STEM and other subjects. iHuman’s line-up of highly effective edutainment products and services include interactive and self-directed learning apps, as well as learning materials and smart learning devices. With solid pedagogy, deep understanding of children’s education and psychology, as well as advanced technology capabilities in gamification, AI/AR technologies, and big data analysis, iHuman believes it will continue to provide learning experiences that are both educational and fun for children in China and all over the world through its integrated suite of childhood edutainment products and services.

For more information about iHuman, please visit https://ir.ihuman.com/.

For investor and media enquiries, please contact:

iHuman Inc.

Ms. Cynthia Tan, CFA

Phone: +86 10 5780-6606

E-mail: cynthia.tan@ihuman.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-13801110739

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

iHuman Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	December 31,	December 31,	December 31,
	2019	2020	2020
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	104,883	861,682	132,059
Accounts receivable, net	20,118	77,965	11,949
Amounts due from related parties	867	322	49
Inventories, net	20,665	16,873	2,586
Prepayments and other current assets	16,529	64,619	9,903
Total current assets	163,062	1,021,461	156,546
Non-current assets
Property and equipment, net	2,487	6,390	979
Intangible assets, net	103	11,789	1,807
Operating lease right-to-use assets	—	6,521	999
Other non-current assets	2,663	784	121
Total non-current assets	5,253	25,484	3,906
Total assets	168,315	1,046,945	160,452

LIABILITIES
Current liabilities
Accounts payable	10,302	21,551	3,303
Amounts due to related parties	69,431	485	74
Deferred revenue and customer advances	71,831	268,613	41,167
Accrued expenses and other current liabilities	31,200	107,029	16,403
Current operating lease liabilities	—	1,544	237
Total current liabilities	182,764	399,222	61,184
Non-current liabilities
Non-current operating lease liabilities	—	5,070	777
Total non-current liabilities	—	5,070	777
Total liabilities	182,764	404,292	61,961
Commitments and contingencies

MEZZANINE EQUITY
Contingently redeemable ordinary shares (par value of US$0.0001 per share, 11,318,619 and nil shares issued and outstanding as of December 31, 2019 and December 30, 2020, respectively)	120,821	—	—

SHAREHOLDERS’ EQUITY (DEFICIT)
Ordinary shares (par value of US$0.0001 per share, 500,000,000 shares authorized, 215,053,763 shares issued and outstanding as of December 31, 2019; 122,622,382 Class A ordinary shares issued and outstanding, 144,000,000 Class B ordinary shares issued and outstanding as of December 31, 2020)	149	184	28
Additional paid-in capital	213,079	1,050,304	160,966
Accumulated other comprehensive loss	—	(21,861)	(3,350)
Accumulated deficit	(348,498)	(385,974)	(59,153)
Total shareholders’ equity (deficit)	(135,270)	642,653	98,491
Total liabilities, mezzanine equity and shareholders’ equity	168,315	1,046,945	160,452

iHuman Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of  shares, ADSs, per share and per ADS data)

	Three months ended			For the year ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2019	2020	2020	2019	2020	2020
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Learning services	36,621	157,322	24,111	107,409	430,466	65,972
Learning materials and devices	25,236	32,215	4,937	111,247	101,449	15,548
Total Revenues	61,857	189,537	29,048	218,656	531,915	81,520
Cost of revenues
Learning services	(8,641)	(37,454)	(5,740)	(25,793)	(107,904)	(16,537)
Learning materials and devices	(14,616)	(19,555)	(2,997)	(58,370)	(58,568)	(8,976)
Gross profit	38,600	132,528	20,311	134,493	365,443	56,007
Operating expenses
Research and development expenses	(30,634)	(69,971)	(10,724)	(170,155)	(199,510)	(30,576)
Sales and marketing expenses	(8,405)	(44,605)	(6,836)	(53,716)	(95,717)	(14,669)
General and administrative expenses	(7,440)	(81,783)	(12,534)	(189,433)	(114,667)	(17,573)
Total operating expenses	(46,479)	(196,359)	(30,094)	(413,304)	(409,894)	(62,818)
Operating loss	(7,879)	(63,831)	(9,783)	(278,811)	(44,451)	(6,811)
Other income, net	1,986	1,853	284	4,578	7,441	1,140
Loss before income taxes	(5,893)	(61,978)	(9,499)	(274,233)	(37,010)	(5,671)
Income tax benefit (expense)	(529)	8,228	1,261	(1,364)	(466)	(71)
Net loss	(6,422)	(53,750)	(8,238)	(275,597)	(37,476)	(5,742)
Accretion to redemption value of contingently redeemable ordinary shares	(821)	(347)	(53)	(821)	(10,792)	(1,654)
Net loss attributable to ordinary shareholders	(7,243)	(54,097)	(8,291)	(276,418)	(48,268)	(7,396)

Net loss attributable to ordinary shareholders per ADS:
- Basic and diluted	(0.17)	(1.04)	(0.16)	(7.62)	(1.07)	(0.16)

Weighted average number of ADSs:
- Basic and diluted	43,010,752	51,990,130	51,990,130	36,285,520	45,267,864	45,267,864

Total share-based compensation expenses included in:
Cost of revenues	—	1,897	291	—	1,897	291
Research and development expenses	—	19,499	2,988	76,301	19,499	2,988
Sales and marketing expenses	—	2,858	438	25,892	2,858	438
General and administrative expenses	—	55,637	8,527	168,348	55,637	8,527

iHuman Inc.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of  shares, ADSs, per share and per ADS data)

	Three months ended			For the year ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December31,
	2019	2020	2020	2019	2020	2020
	RMB	RMB	US$	RMB	RMB	US$

Operating loss	(7,879)	(63,831)	(9,783)	(278,811)	(44,451)	(6,811)
Share-based compensation expenses	—	79,891	12,244	270,541	79,891	12,244
Adjusted operating income (loss)	(7,879)	16,060	2,461	(8,270)	35,440	5,433

Net loss	(6,422)	(53,750)	(8,238)	(275,597)	(37,476)	(5,742)
Share-based compensation expenses	—	79,891	12,244	270,541	79,891	12,244
Adjusted net income (loss)	(6,422)	26,141	4,006	(5,056)	42,415	6,502
Accretion to redemption value of contingently redeemable ordinary shares	(821)	(347)	(53)	(821)	(10,792)	(1,654)
Adjusted net income (loss) attributable to ordinary shareholders	(7,243)	25,794	3,953	(5,877)	31,623	4,848

Diluted net loss per ADS	(0.17)	(1.04)	(0.16)	(7.62)	(1.07)	(0.16)
Impact of non-GAAP adjustments	—	1.52	0.23	7.46	1.73	0.26
Adjusted diluted net income (loss) per ADS	(0.17)	0.48	0.07	(0.16)	0.66	0.10

Weighted average number of ADSs — diluted	43,010,752	51,990,130	51,990,130	36,285,520	45,267,864	45,267,864
Incremental dilutive securities	—	1,934,255	1,934,255	—	2,413,145	2,413,145
Weighted average number of ADSs — adjusted	43,010,752	53,924,385	53,924,385	36,285,520	47,681,009	47,681,009